UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

506 - 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Telephone: (604) 681-3131
Facsimile: (604) 408-3884

NEWS RELEASE

May 14, 2007   TSX-V Trading Symbol: ASX
                                                          OTC BB Trading Symbol: ASXSF

FORACO DRILLING LTD. APPOINTED DRILL CONTRACTOR FOR THE ELDORADO & CONTACT LAKE IOCG & URANIUM PROJECTS FOR 2007

Alberta Star Development Corp. (the "Company"), listed on the TSX Venture Exchange and on the OTCBB (ASXSF), is pleased to announce that the Company has appointed Foraco Drilling Ltd. ("Foraco"), as drill contractor for the Eldorado & Contact Lake IOCG & uranium Projects. Foraco (formally Connor's Drilling Ltd.) is a subsidiary of Foraco International a drilling company that has provided international drilling expertise and services to the mining industry. Two heli-portable Boyles BBS-25A (71 Series) drilling rigs have been successfully mobilized to the Eldorado & Contact Lake Field Camps for the 2007 drilling program which is expected to continue into the fall of 2007. The Company intends to use the heli-portable drill rigs as they believe they are a preferable choice in environmentally sensitive areas of Canada's Arctic regions. The drill program is scheduled to be a full season of base, precious metal and uranium diamond drilling. The Company is now in receipt of all the required permits to undertake its 2007 drill program and implement its long-term mineral exploration and drilling strategy which was developed prior to the rapid rise of base, precious metals and uranium metal prices. The Company intends to begin accelerating its uranium and poly-metallic exploration and drilling activities on all of its drill targets for 2007. Follow up exploration drilling based on the Company's previous drill programs will focus on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project areas.

ELDORADO & CONTACT LAKE-5 YEAR CLASS "A" DRILLING PERMITS ISSUED- FULLY PERMITTED FOR 2007

The Company has been granted two five-year Sahtu Land & Water Board Class "A" Land Use Permits (Eldorado/Glacier Lake and Contact Lake) for diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake permit is valid until April 26, 2011 and the Contact Lake permit is valid until August 24, 2010. The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third "5-Year" drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling in 2007.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U_3O_8 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. **(Normin NTGO: SENES Report 2005)** The Eldorado Uranium Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada's principal producers of high grade uranium pitchblende concentrates from the 1930's to the 1960's. The Echo Bay Mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982. The Company has received a detailed technical library of property reports, datasets, historical data, drill logs, historical production records and uranium assay reports pertaining to the Eldorado uranium leases, which were formally owned by Eldorado Mining and Refining Ltd.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current May 11, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $120.00 US per pound

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG and Uranium Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. ("ACME") in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.